Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED

2006 MAR -7 A 10: 24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



22 February 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628



06011388

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch
Assistant Company Secretary

PROCESSED

MAR 07 2006

THOMSON
FINANCIAL

To: Sue Welch
   Assistant Company Secretary
   BAA plc
   130 Wilton Road
   London
   SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
   Office of International Corporate Finance
   100 F Street, NE
   Washington DC 20549
   USA
   Mailstop:3628

Re: SEC notification 22 February 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Rule 2.10 Announcement 22 February 2006

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

_____
Signed

_____
Name

_____
Date

BAA PLC – Rule 2.10 Announcement

BAA plc ('BAA') announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that subsequent to an issue of 8,455 ordinary shares under the BAA Share Incentive Plan, its issued share capital as at the 22 February 2006 comprises 1,078,801,659 ordinary shares of 100 pence each. The ISIN reference number for these securities is GB0000673409.

In addition, at 22 February 2006, BAA also has the following securities in issue:

Sterling denominated convertible bonds totalling £424m. The ISIN reference number for these securities is XS0145301692.

Sterling denominated convertible bonds totalling £425m. The ISIN reference number for these securities is XS0174150937.

For further information on BAA plc see www.baa.com

Enquiries:

Duncan Bonfield, BAA plc

Tel: +44 (0) 20 7932 6831